UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Southern Missouri Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

843380-10-6

(CUSIP Number)

Thadis R. Seifert
c/o Southern Missouri Bancorp, Inc.
531 Vine Street
Poplar Bluff, Missouri 63902
(573) 785-1421

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 843380-10-6                                                         13D

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY)
Thadis R. Seifert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ___	(b) ___

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF, SC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ___

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
64,554
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
64,554
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
64,554

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.35%

14	TYPE OF REPORTING PERSON
IN

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Item 1.	Security and Issuer

                      The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Southern Missouri Bancorp, Inc. (the "Company"), located at 531 Vine Street, Poplar Bluff, Missouri 63902.

Item 2.	Identity and Background

                      The name and business address of the person filing this statement is Thadis R. Seifert, c/o Southern Missouri Bancorp, Inc., 531 Vine Street, Poplar Bluff, Missouri 63902. Mr. Seifert is the Chairman of the Board of Directors for the Company and a director of the Company's wholly-owned subsidiary, Southern Missouri Bank and Trust Company. During the last five years, Mr. Seifert has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

                      Mr. Seifert is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

                      Mr. Seifert has acquired beneficial ownership of 64,554 shares of Common Stock as follows:

(i)	16,000 shares of Common Stock purchased by Mr. Seifert using personal funds at an aggregate cost of $187,000;
(ii)	23,565 shares of Common Stock acquired through inheritance from the estate of Mr. Seifert's brother on September 26, 1997;
(iii)	21,424 shares of Common Stock acquired upon the exercise of stock options at an aggregate cost of $214,240 (10,712 options were acquired through inheritance from the estate of Mr. Seifert's brother); and

(iv)	3,565 shares of Common Stock awarded to Mr. Seifert as restricted stock under the Company's Management Recognition Plan, all of which have vested.

Item 4.	Purpose of Transaction

                      All of the shares acquired, directly or indirectly, by Mr. Seifert are for investment purposes. Mr. Seifert may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As the Company's Chairman, Mr. Seifert regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

                      Except as noted above, Mr. Seifert has no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

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(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;
(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	any material change in the present capitalization or dividend policy of the Company;
(f)	any other material change in the Company's business or corporate structure;
(g)	changes in the Company's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h)	causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number of shares of Common Stock beneficially owned by Mr. Seifert as of the date of this filing is 64,554 shares, representing 5.35% of the shares of Common Stock outstanding.
(b)	With respect to the 64,554 shares of Common Stock beneficially owned, Mr. Seifert has sole voting and dispositive powers over all shares.
(c)	During the past sixty days, Mr. Seifert purchased 2,000 shares of the Company's Common Stock in an open market transaction on January 25, 2002 at a cost of $16.50 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                      There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Seifert and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Seifert are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.	Material to be Filed as Exhibits

                      None.

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SIGNATURE

                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2002	/s/ Thadis R. Seifert Thadis R. Seifert

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